# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Eagle Private Credit Fund, CIK 0001890107
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0001979612
Persons authorized to receive notices and communications: David O'Connor, First Eagle Investment Management, LLC, 1345 Avenue of the Americas, New York, New York (NY), 10105, (212) 698-3300

## Reporting persons
- FEPCF Founders Fund, L.P. (CIK 0001979612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,301,855; shared voting power 0; sole dispositive power 8,301,855; shared dispositive power 0; aggregate amount beneficially owned 8,301,855 (64.6% of the class)
- FEPCF Founders Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,301,855; shared voting power 0; sole dispositive power 8,301,855; shared dispositive power 0; aggregate amount beneficially owned 8,301,855 (64.6% of the class)
- First Eagle Alternative Credit, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,301,855; shared voting power 0; sole dispositive power 8,301,855; shared dispositive power 0; aggregate amount beneficially owned 8,301,855 (64.6% of the class)
- First Eagle Investment Management, LLC: type of reporting person: investment adviser (IA), other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,307,057; shared voting power 0; sole dispositive power 8,307,057; shared dispositive power 0; aggregate amount beneficially owned 8,307,057 (64.7% of the class)
- First Eagle Holdings, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,307,057; shared voting power 0; sole dispositive power 8,307,057; shared dispositive power 0; aggregate amount beneficially owned 8,307,057 (64.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Name of issuer: First Eagle Private Credit Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Comment:
Explanatory Note
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of First Eagle Private Credit Fund, a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on July 20, 2023, as amended by Amendment No. 1 filed on October 11, 2023 and Amendment No. 2 filed on March 5, 2024 (as amended, the "Schedule 13D"). The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, 48th Floor, New York, NY 10105. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

FEIM participates in the dividend reinvestment plan of the Issuer and had 100% of its applicable cash dividends or distributions reinvested in Common Shares of the Issuer with acquisitions consisting of 1,202 shares acquired on various dates at a weighted average price of $24.09 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a)-(c) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(a) and (b) As of the date hereof, FEIM directly holds 5,202 Common Shares and Founders Fund directly holds 8,301,855 Common Shares, collectively representing in the aggregate 64.7% of the outstanding Common Shares. The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 12,848,278 Common Shares outstanding as of October 23, 2026, based on information received from the Issuer.

Founders Fund GP as the sole general partner of Founders Fund, FEAC as the investment adviser to Founders Fund and sole member of Founders Fund GP, FEIM as the sole and managing member of FEAC, and FEH as the managing member of FEIM may be deemed to be the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, has effected any transactions in Common Shares in the past 60 days.

## Signatures
- FEPCF Founders Fund, L.P.: /s/ David O'Connor, David O'Connor, GC & Sec. of First Eagle Investment Mgmt., LLC, SMM of First Eagle Alternative Credit, LLC, SMM of FEPCF Founders Fund GP LLC, its SMM (10/28/2026)
- FEPCF Founders Fund GP LLC: /s/ David O'Connor, David O'Connor, GC & Sec. of First Eagle Investment Management, LLC, sole managing member of First Eagle Alternative Credit, LLC, its SMM (10/28/2026)
- First Eagle Alternative Credit, LLC: /s/ David O'Connor, David O'Connor, General Counsel and Secretary of First Eagle Investment Management, LLC, its sole managing member (10/28/2026)
- First Eagle Investment Management, LLC: /s/ David O'Connor, David O'Connor, General Counsel and Secretary (10/28/2026)
- First Eagle Holdings, Inc.: /s/ David O'Connor, David O'Connor, General Counsel and Secretary (10/28/2026)